GIORDANO INTERNATIONAL LIMITED

File No. 82-3780



GIORDANO

GIORDANO INTERNATIONAL LIMITED
佐 丹 奴 國 際 有 限 公 司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

Dlw 8/25

INTERIM REPORT 2003
二零零三年中期報告

目錄 CONTENTS

財務摘要 FINANCIAL HIGHLIGHTS

		截至六月三十日止六個月 Six months ended June 30	(重新列賬) (Restated)
		2003 (未經審核) (Unaudited)	2002 (未經審核) (Unaudited)
經營業績	**OPERATING RESULTS**		
營業額 *(港幣百萬元)*	Turnover *(HK$ million)*	**1,527**	1,760
經營溢利 *(港幣百萬元)*	Operating profit *(HK$ million)*	**92**	213
股東應佔溢利 *(港幣百萬元)*	Profit attributable to shareholders *(HK$ million)*	**63**	185
每股資料	**PER SHARE DATA**		
每股盈利－基本 *(港仙)*	Earnings per share – Basic *(HK cents)*	**4.4**	12.9
每股中期股息 *(港仙)*	Interim dividend per share *(HK cents)*	**1.5**	4.5
每股特別中期股息 *(港仙)*	Special interim dividend per share *(HK cents)*	**3.0**	–
財務比率	**FINANCIAL RATIOS**		
存貨對銷售之流轉比率 *(日數)*	Inventory turnover on sales *(days)*	**20**	32
平均總資產回報率	Return on average total assets	**2.7%**	7.9%
平均股東資金回報率	Return on average shareholders' funds	**3.7%**	11.0%
銷售回報率	Return on sales	**4.1%**	10.5%

未經審核中期業績

UNAUDITED INTERIM RESULTS

佐丹奴國際有限公司(「本公司」)董事會欣然宣布本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月未經審核之簡明綜合業績，連同比較數字及經選擇說明附註如下：

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003 along with comparative figures for the corresponding period and selected explanatory notes are as follows:

簡明綜合損益表

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

				(重新列賬) (Restated)
			截至六月三十日止六個月 Six months ended June 30	
(除每股盈利外，以港幣百萬元為單位)	*(In HK$ millions, except earnings per share)*	附註 Note	**2003 (未經審核) (Unaudited)**	2002 (未經審核) (Unaudited)
營業額	Turnover	2	**$1,527**	$1,760
銷售成本	Cost of sales		**(817)**	(927)
毛利	Gross profit		**710**	833
其他收益	Other revenue		**40**	47
分銷、管理及其他經營費用	Distribution, administrative and other operating expenses		**(658)**	(667)
經營溢利	Operating profit	2,3	**92**	213
融資費用	Finance expense	4	**(2)**	(3)
應佔聯營公司溢利	Share of profits of associated companies		**19**	43
除税前溢利	Profit before taxation		**109**	253
税項	Taxation	5	**(36)**	(57)
除税後溢利	Profit after taxation		**73**	196
少數股東權益	Minority interests		**(10)**	(11)
股東應佔溢利	Profit attributable to shareholders		**$ 63**	$ 185
中期及特別中期股息	Interim and special interim dividends	6(a)	**$ 65**	$ 65
每股盈利	Earnings per share	7		
基本	Basic		**4.4¢**	12.9¢
攤薄	Diluted		**4.4¢**	12.7¢

簡明綜合資產負債表 CONDENSED CONSOLIDATED BALANCE SHEET

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	六月三十日 June 30 2003 (未經審核) (Unaudited)	(重新列賬) (Restated) 十二月三十一日 December 31 2002 (經審核) (Audited)
資產	**ASSETS**			
非流動資產	**Non-current assets**			
固定資產	Fixed assets	8	**$ 590**	$ 623
聯營公司權益	Interest in associated companies		**263**	256
租賃訂金及預付款項	Rental deposit and prepayment		**186**	189
遞延税項資產	Deferred tax assets	13	**10**	10
			1,049	1,078
流動資產	**Current assets**			
存貨	Inventories		**165**	252
應收賬款	Trade receivables	9	**106**	136
其他應收款、訂金及預付款項	Other receivables, deposits and prepayments		**293**	286
現金及銀行結存	Cash and bank balances	14	**596**	667
			1,160	1,341
總資產	**Total assets**		**$2,209**	$2,419
權益及負債	**EQUITY AND LIABILITIES**			
股本及儲備	**Capital and reserves**			
股本	Share capital	10	**$ 72**	$ 72
儲備	Reserves		**1,517**	1,513
擬派股息	Proposed dividends	6	**65**	209
			1,654	1,794
少數股東權益	Minority interests		**64**	61
非流動負債	**Non-current liabilities**			
長期負債	Long-term liabilities	11	**3**	5
遞延税項負債	Deferred tax liabilities	13	**83**	79
			86	84
流動負債	**Current liabilities**			
應付賬款	Trade payables	12	**158**	209
其他應付款及應付費用	Other payables and accruals		**150**	177
長期負債之流動部分	Current portion of long-term liabilities	11	**4**	4
銀行貸款及透支	Bank loans and overdrafts	14	**56**	53
税項	Taxation		**37**	37
			405	480
總權益及負債	**Total equity and liabilities**		**$2,209**	$2,419

簡明綜合現金流量表 CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(以港幣百萬元為單位)	*(In HK$ millions)*	附註 Note	截至六月三十日止六個月 Six months ended June 30 **2003** (未經審核) **(Unaudited)**	2002 (未經審核) (Unaudited)
經營業務之現金流入淨額	Net cash inflow from operating activities		**$148**	$199
投資業務之現金流出淨額	Net cash outflow from investing activities		**(8)**	(19)
融資業務之現金流出淨額	Net cash outflow from financing activities		**(220)**	(177)
現金及現金等值之(減少)/增加	(Decrease)/increase in cash and cash equivalents		**(80)**	3
於一月一日之現金及現金等值結存	Cash and cash equivalents at January 1		**611**	537
外幣匯率變動之影響	Effect of foreign exchange rate changes		**3**	13
於六月三十日之現金及現金等值結存	Cash and cash equivalents at June 30	14	**$534**	$553

簡明綜合權益變動表 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(未經審核) (以港幣百萬元為單位)	(Unaudited) (In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兑儲備 Exchange reserve	其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零三年一月一日，如前呈報	At January 1, 2003, as previously reported	$72	$383	$3	$463	$(98)	$126	$919	$1,868
採納會計實務準則第十二號 －遞延税項負債淨額之撥備 (附註一)	Effect of adopting SSAP 12 – provided for net deferred tax liabilities (Note 1)	–	–	–	–	–	–	(74)	(74)
於二零零三年一月一日，重新列賬	At January 1, 2003, as restated	$72	$383	$3	$463	$(98)	$126	$845	$1,794
期內溢利	Profit for the period	–	–	–	–	–	–	63	63
二零零二年末期及特別股息 (附註六)	2002 final and special dividends (Note 6)	–	–	–	–	–	–	(209)	(209)
海外附屬公司及分公司換算之匯兑調整	Exchange adjustment on translation of overseas subsidiaries and branches	–	–	–	–	8	–	–	8
遞延税項負債淨額之撥備	Provided for net deferred tax liabilities	–	–	–	–	(2)	–	–	(2)
於二零零三年六月三十日	**At June 30, 2003**	**$72**	**$383**	**$3**	**$463**	**$(92)**	**$126**	**$699**	**$1,654**

(未經審核) (以港幣百萬元為單位)	(Unaudited) (In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兑儲備 Exchange reserve	其他儲備 Other reserves	滾存溢利 Retained profits	合計 Total
於二零零二年一月一日，如前呈報	At January 1, 2002, as previously reported	$72	$383	$3	$456	$(125)	$127	$779	$1,695
採納會計實務準則第十二號 －遞延税項負債淨額之撥備 (附註一)	Effect of adopting SSAP 12 – provided for net deferred tax liabilities (Note 1)	–	–	–	–	1	–	(61)	(60)
於二零零二年一月一日，重新列賬	At January 1, 2002, as restated	$72	$383	$3	$456	$(124)	$127	$718	$1,635
期內溢利	Profit for the period	–	–	–	–	–	–	185	185
根據購股權計劃而發行之股份	Issue of shares under share option scheme	–	–	–	6	–	–	–	6
二零零一年末期及特別股息 (附註六)	2001 final and special dividends (Note 6)	–	–	–	–	–	–	(137)	(137)
海外附屬公司及分公司換算之匯兑調整	Exchange adjustment on translation of overseas subsidiaries and branches	–	–	–	–	32	–	–	32
遞延税項負債淨額之撥備	Provided for net deferred tax liabilities	–	–	–	–	(1)	–	–	(1)
於二零零二年六月三十日	At June 30, 2002	$72	$383	$3	$462	$ (93)	$127	$766	$1,720

簡明財務報表附註

1. 主要會計政策

此未經審核之綜合簡明中期財務報表乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第二十五號「中期財務報告」而編製。

此簡明中期財務報表須與二零零二年年度財務報表一併閱讀。

編製此簡明中期財務報表所採用之會計政策及計算方法與編製截至二零零二年十二月三十一日止年度之財務報表所用相同。惟本集團因採納以下由香港會計師公會頒布之會計實務準則第十二號「所得稅」(經修訂)需要改變其會計政策。此會計實務準則於二零零三年一月一日或以後開始之會計期間生效。

下列為本集團因採納此經修訂之會計實務準則第十二號而作出會計政策上的主要改變：

遞延稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之短暫性差異作全數撥備。於結算日已頒布或實質上頒布的稅率，將用作為決定遞延稅項。

因稅務虧損所產生之遞延稅項資產不會確認入賬，除非預期日後應課稅溢利可抵銷此短暫性差異。

遞延稅項就投資於附屬公司及聯營公司所產生之短暫性差異而撥備，但假若母公司可以控制此時差之撥回，並有可能在可預見未來不會撥回則除外。

於過往年度，遞延稅項乃因應課稅盈利與賬目上盈利間之時差，並預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。會計政策之變更並已追溯至往年度，故比較數字已重新列賬，以符合經修訂之政策。

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Principal accounting policies

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim financial reporting, issued by the Hong Kong Society of Accountants ("HKSA").

These condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2002 except that the Group has changed its accounting policy following its adoption of the SSAP 12 "Income Tax" (revised) issued by the HKSA which is effective for accounting periods commencing on or after January 1, 2003.

The significant change in the Group's accounting policy resulting from the adoption of this revised SSAP 12 is set out below:

Deferred taxation is provided in full, using liability method, on temporary differences between the tax base of assets/(liabilities) and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are not recognized unless it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on the temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the parent company and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing difference between taxable profit and accounting profit to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

1. 主要會計政策(續)

詳述於簡明綜合權益變動表內，二零零二年及二零零三年一月一日之權益期初結餘已分別減少港幣六千萬元及港幣七千四百萬元，為未撥備遞延税項負債淨額。是項調整導致二零零二年十二月三十一日之遞延税項資產和遞延税項負債分別增加港幣一千萬元及港幣七千九百萬元；而聯營公司的投資值之溢利則減少港幣五百萬元。於截至二零零二年六月三十日止六個月之溢利及在該日之權益分別已減少港幣九百萬元及港幣七千萬元。

1. Principal accounting policies (continued)

As detailed in the condensed consolidated statement of changes in equity, opening balance of equity at January 1, 2002 and 2003 reduced by HK$60 million and HK$74 million respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities as well as a decrease in investment in associated companies at December 31, 2002 by HK$10 million, HK$79 million and HK$5 million respectively. The profit for the six months ended June 30, 2002 and the equity at that date have been reduced by HK$9 million and HK$70 million respectively.

2. 營業額及分部資料

按照業務分部劃分，本集團之營業額及經營溢利之分析如下：

2. Turnover and segment information

An analysis of the Group's turnover and operating profit by business segments is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2003 營業額 Turnover	2003 經營溢利 Operating profit	2002 營業額 Turnover	(重新列賬) (Restated) 2002 經營溢利 Operating profit
零售及分銷業務	Retail and Distribution	**$1,452**	**$64**	$1,656	$170
製衣業務	Manufacturing	**301**	**26**	392	39
其他業務	Other operation	**–**	**2**	–	4
減：分部間銷售	Less: Inter-segment sales	**(226)**	**–**	(288)	–
		$1,527	**$92**	$1,760	$213

按照地區分部劃分，本集團之營業額如下：

The geographical segments of the Group's turnover is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2003	2002
中國大陸	Mainland China	**$ 365**	$ 410
香港	Hong Kong	**316**	405
台灣	Taiwan	**281**	359
新加坡	Singapore	**155**	177
韓國	Korea	**92**	108
日本	Japan	**70**	89
其他地區	Other territories	**248**	212
		$1,527	$1,760

3. 經營溢利 / 3. Operating profit

經營溢利已扣除下列各項：

The operating profit is stated after charging:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2003	2002
自置固定資產折舊	Depreciation of owned fixed assets	**$51**	$56
融資租賃之固定資產折舊	Depreciation of fixed assets held under finance leases	**2**	2
出售固定資產之淨虧損	Net loss on disposal of fixed assets	**3**	2

4. 融資費用 / 4. Finance expense

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2003	2002
融資租賃之利息	Interest element of finance leases	**$2**	$2
銀行貸款利息	Interest on bank loans	**–**	1
		$2	$3

5. 稅項

香港利得稅截至二零零三年六月三十日止六個月之估計應課稅溢利按百分之十七點五（二零零二年：百分之十六）之稅率計算。於二零零三年，政府頒布二零零三/二零零四財政年度利得稅率由百分之十六增加至百分之十七點五。海外稅項按個別司法地區適用之稅率計算。

5. Taxation

Hong Kong profits tax is calculated at the rate of 17.5 percent (2002: 16.0 percent) on the estimated assessable profits for the six months ended June 30, 2003. In 2003, the government enacted a change in the profits tax rate from 16.0 percent to 17.5 percent for the fiscal year 2003/2004. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

			(重新列賬) (Restated)
		截至六月三十日止六個月 Six months ended June 30	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2003**	2002
所得稅項：	**Income tax:**		
公司及附屬公司：	*Company and subsidiaries:*		
本期間所得稅項	Current income tax		
香港利得稅	Hong Kong profits tax	**$ 6**	$ 9
海外稅項	Overseas taxation	**16**	21
		22	30
聯營公司：	Associated companies:		
海外稅項	Overseas taxation	**6**	14
		28	44
過往期間準備不足/(剩餘)：	Under/(over) provision in previous period:		
香港利得稅	Hong Kong profits tax	**(1)**	–
海外稅項	Overseas taxation	**2**	1
		29	45
預扣稅項：	**Withholding tax:**		
本期間預扣稅項	Current withholding tax	**3**	3
遞延稅項－關於短暫性差異之衍生及撥回	*Deferred tax – relating to the* origination and reversal of temporary differences	**4**	9
		7	12
		$36	$57

6. 股息 / 6. Dividends

(a) 本期內股息：

(a) Dividends attributable to the interim period:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2003	2002
擬派二零零三年中期股息 每股港幣一點五仙 (二零零二年：每股港幣四點五仙)	Proposed 2003 interim dividend of 1.5 HK cents (2002: 4.5 HK cents) per share	**$22**	$65
擬派二零零三年特別中期股息 每股港幣三仙 (二零零二年：無)	Proposed 2003 special interim dividend of 3.0 HK cents per share (2002: Nil)	**43**	–
		$65	$65

此擬派股息並未於簡明中期財務報表之應付股息中反映，但將會撥入截至二零零三年十二月三十一日止年度滾存溢利中反映。

These proposed dividends are not reflected as dividends payable in these condensed interim financial statements, but will be reflected as an appropriation of retained profits for the year ending December 31, 2003.

(b) 屬於上一年度，並於本期內通過及支付的股息：

(b) Dividends attributable to the previous financial year, approved and paid during the period:

(以港幣百萬元為單位)	(In HK$ millions)	截至六月三十日止六個月 Six months ended June 30 2003	2002
已派發二零零二年末期股息 每股港幣四點五仙 (二零零一年：每股港幣四點五仙)	2002 final dividend, paid, of 4.5 HK cents (2001: 4.5 HK cents) per share	**$ 65**	$ 65
已派發二零零二年特別股息 每股港幣一角 (二零零一年：每股港幣五仙)	2002 special dividend, paid, of 10.0 HK cents (2001: 5.0 HK cents) per share	**144**	72
		$209	$137

7. 每股盈利

每股基本及攤薄盈利乃按期內未經審核股東應佔綜合溢利港幣六千三百萬元(二零零二年：港幣一億八千五百萬元，重新列賬)計算。

每股基本盈利乃按於截至二零零三年六月三十日止六個月內已發行股份之加權平均股數十四億四千零六十七萬零二股(二零零二年：十四億三千七百二十六萬六千四百五十六股)計算。

每股攤薄盈利乃按十四億四千零六十七萬零二股(二零零二年：十四億三千七百二十六萬六千四百五十六股)，即於截至二零零三年六月三十日止六個月內已發行股份之加權平均股數，加上假設根據本公司購股權計劃授出之所有未行使購股權皆已行使而發行之股份之加權平均股數二百八十八萬九千二百八十七股(二零零二年：一千六百八十三萬二千九百一十三股)計算。

7. Earnings per share

The calculation of basic and diluted earnings per share are based on the unaudited consolidated profit attributable to shareholders for the period of HK$63 million (2002: HK$185 million, as restated).

The basic earnings per share is based on the weighted average of 1,440,670,002 shares (2002: 1,437,266,456 shares) in issue during the six months ended June 30, 2003.

The diluted earnings per share is based on 1,440,670,002 shares (2002: 1,437,266,456 shares) which is the weighted average number of shares in issue during the six months ended June 30, 2003 plus the weighted average of 2,889,287 shares (2002: 16,832,913 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

8. 固定資產 / 8. Fixed assets

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2003**	十二月三十一日 December 31 2002
期初之賬面淨值	Opening net book value	**$623**	$665
換算差額	Translation difference	**4**	6
添置	Additions	**19**	80
出售	Disposals	**(3)**	(15)
折舊	Depreciation	**(53)**	(113)
期末之賬面淨值	Closing net book value	**$590**	$623

9. 應收賬款

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均六十日信貸期。

以下為應收貿易賬款之賬齡分析：

9. Trade receivables

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

The ageing analysis of trade debtors is as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2003**	十二月三十一日 December 31 2002
零至三十日	0 – 30 days	**$ 81**	$ 97
三十一至六十日	31 – 60 days	**12**	32
六十一至九十日	61 – 90 days	**5**	3
逾九十日	Over 90 days	**8**	4
合計	Total	**$106**	$136

10. 股本 / 10. Share capital

(除股份數目外，以港幣百萬元為單位)	(In HK$ millions, except number of shares)	股份數目 Number of shares	普通股 Ordinary shares
二零零三年一月一日之期初結餘	Opening balance at January 1, 2003	1,440,344,518	$72
因行使購股權而發行股份	Issue of shares pursuant to exercise of share options	384,000	–
二零零三年六月三十日之期末結餘	Closing balance at June 30, 2003	1,440,728,518	$72

11. 長期負債 / 11. Long-term liabilities

本集團於二零零三年六月三十日之長期負債乃融資租賃債務，而有關償還款項如下：

Included in the Group's long-term liabilities at June 30, 2003 is a finance lease, which is repayable as follows:

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 June 30 2003	十二月三十一日 December 31 2002
一年內	Within one year	**$4**	$4
第二年內	In the second year	**3**	5
		7	9
減：長期負債之流動部分	Less: Current portion of long-term liabilities	**(4)**	(4)
		$3	$5

12. 應付賬款 / 12. Trade Payables

以下為應付貿易賬款之賬齡分析：

The ageing analysis of trade creditors is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	六月三十日 June 30 2003	十二月三十一日 December 31 2002
零至三十日	0 – 30 days	**$110**	$157
三十一至六十日	31 – 60 days	**18**	29
六十一至九十日	61 – 90 days	**14**	13
逾九十日	Over 90 days	**16**	10
合計	Total	**$158**	$209

13. 遞延稅項

遞延稅項採用負債法就短暫性差異按基本稅率百分之十七點五(二零零二年：百分之十六)作全數撥備。

本集團的遞延稅項資產及負債(在同一徵稅地區之結餘抵銷前)於期內之變動如下：

13. Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16.0%).

The movement in the Group's deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period is as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 June 30 2003	(重新列賬) (Restated) 十二月三十一日 December 31 2002
遞延稅項負債	**Deferred tax liabilities**		
期初結餘	Opening balance	**$79**	$64
於損益表中列支	Charged to profit and loss account	**4**	17
於權益中列支	Charged to equity	**2**	–
撥回預扣稅項之短暫性差異	Reversal of temporary difference on withholding tax	**(2)**	(2)
期末結餘	Closing balance	**$83**	$79
遞延稅項資產	**Deferred tax assets**		
期初結餘	Opening balance	**$10**	$12
於損益表中列支	Charged to profit and loss account	**–**	(1)
於權益中列支	Charged to equity	**–**	(1)
期末結餘	Closing balance	**$10**	$10

於權益中列支的遞延稅項內包含長期貸款予一附屬公司之未實現外匯兌換收益而引致之稅項。

在法定權利許可下，及遞延所得稅涉及同一財政機關，遞延稅項資產可與遞延稅項負債互相抵銷。下列金額是計入適當抵銷後，於簡明綜合資產負債表內列賬。

The deferred taxation charged to equity during the period is comprised of the tax on the unrealized exchange gain of a long term loan to a subsidiary company.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet.

13. 遞延稅項(續) 13. Deferred taxation (continued)

(以港幣百萬元為單位) (In HK$ millions)	六月三十日 June 30 2003	(重新列賬) (Restated) 十二月三十一日 December 31 2002
遞延稅項資產 Deferred tax assets	**$(10)**	$(10)
遞延稅項負債 Deferred tax liabilities	**83**	79
	$ 73	$ 69

在簡明綜合資產負債表列賬之金額包括: The amounts shown in the condensed consolidated balance sheet include the following:		
超過十二個月後收回之遞延稅項資產 Deferred tax assets to be recovered after more than 12 months	**$(10)**	$(10)
超過十二個月後償還之遞延稅項負債 Deferred tax liabilities to be settled after more than 12 months	**$ 83**	$ 79

14. 現金及現金等值結存分析 14. Analysis of balances of cash and cash equivalents

(以港幣百萬元為單位) (In HK$ millions)	六月三十日 June 30 2003	2002
現金及銀行結存 Cash and bank balances	**$596**	$598
減:存款日起三個月以上到期之銀行定期存款 Less: Bank deposits with maturity over three months from date of deposits	**(6)**	(3)
	590	595
銀行貸款 Bank loans	**56**	56
減:償還期為貸款日起計三個月以上之銀行貸款 Less: Bank loans repayable over three months from date of advance	**–**	(14)
	56	42
淨現金及現金等值 Net cash and cash equivalents	**$534**	$553

15. 總資產扣除流動負債及淨流動資產

本集團於二零零三年六月三十日及二零零二年十二月三十一日之總資產扣除流動負債分別為港幣十八億零四百萬元及港幣十九億三千九百萬元(重新列賬)。本集團於二零零三年六月三十日及二零零二年十二月三十一日之淨流動資產(即流動資產扣除流動負債)分別為港幣七億五千五百萬元及港幣八億六千一百萬元(重新列賬)。

15. Total assets less current liabilities and net current assets

The Group's total assets less current liabilities amounted to HK$1,804 million and HK$1,939 million (restated) at June 30, 2003 and December 31, 2002 respectively. The Group's net current assets, defined as current assets less current liabilities, amounted to HK$755 million and HK$861 million (restated) at June 30, 2003 and December 31, 2002 respectively.

16. 承擔

(a) 營業租賃之承擔

於二零零三年六月三十日,本集團就零售店舖、辦公室、工廠及貨倉之營業租賃所需支付之最低租賃承擔如下:

於下列期間屆滿之營業租賃:

16. Commitments

(a) Commitments under operating leases

At June 30, 2003, the Group had future aggregate minimum commitments under operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2003**	十二月三十一日 December 31 2002
一年內	Within one year	**$380**	$396
一年後但五年內	After one year but within five years	**495**	543
五年以上	Over five years	**13**	22
		$888	$961

(b) 外幣合約

於二零零三年六月三十日,本集團並無未行使之遠期外幣合約(二零零二年十二月三十一日:港幣一千五百萬元)。

(b) Foreign currency contracts

The Group did not have any outstanding foreign exchange contracts with banks at June 30, 2003 (December 31, 2002: HK$15 million).

17. 或然負債

於二零零三年六月三十日,本集團有以下並無包括在財務報表內之或然負債:

17. Contingent liabilities

At June 30, 2003, the Group had contingent liabilities not included in the financial statements in respect of the following:

(以港幣百萬元為單位)	*(In HK$ millions)*	六月三十日 **June 30 2003**	十二月三十一日 December 31 2002
代替租賃及水電按金之銀行擔保	Bank guarantees in lieu of rental and utility deposits	**$12**	$12
已發出之保證票據	Guarantee notes issued	**34**	35
		$46	$47

管理層之論述及分析

經營業績

營業額

本集團於本年度首六個月之總營業額為港幣十五億三千萬元（二零零二年：港幣十七億六千萬元），比對去年同期下跌百分之十三點二。

由於第一季天氣反常，加上嚴重急性呼吸系統綜合症（以下簡稱「非典型肺炎」）於本集團之主要市場爆發而引致之負面影響，零售及分銷部門之營業額減少百分之十二點七至港幣十四億五千萬元（二零零二年：港幣十六億六千萬元）。整體可比較門市之銷售額減少百分之十六點二（二零零二年：負百分之二點五），而可比較門市之毛利則減少百分之十七點一（二零零二年：負百分之零點七）。本集團之存貨相對銷售之流轉比率為二十日，較二零零二年首半年所錄得之三十二日縮短十二日。此乃由於管理層對市場變化的快速應變，於非典型肺炎爆發期間，迅速地降低存貨量。管理層相信，較低之存貨量，可讓他們於非典型肺炎疫情減退時，盡快在顧客流量回升之際可更靈活地推出新貨品。

下表顯示本集團按地區劃分之銷售營業額。如下表所顯示，所有受到非典型肺炎影響之市場，在本年度之首六個月比對去年同期之營業額均告下跌，而該等並無受到疫情影響之地區在所述之相同期間內則錄得強勁增長。

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Turnover

For the first six months of the year, the Group's total turnover amounted to HK$1.53 billion (2002: HK$1.76 billion), a decline of 13.2 percent year-on-year.

Owing to the non-seasonal weather in the first quarter and the adverse effects brought about by the Severe Acute Respiratory Syndrome (SARS) epidemic in our key markets, turnover of the Retail and Distribution Division decreased 12.7 percent to HK$1.45 billion (2002: HK$1.66 billion). System-wide comparable store sales fell 16.2 percent (2002: -2.5 percent), while comparable store gross profit was down 17.1 percent (2002: -0.7 percent). The Group's inventory turnover on sales was 20 days, a reduction of 12 days from the 32 days recorded in the first half of 2002. The lower-than-usual inventory level reflected Management's responsiveness to the market during the SARS period. Management believes that with a leaner stock level, they would have greater flexibility to bring in new products as soon as customer traffic recovers when the SARS subsided.

The following table shows the Group's retail turnover by region. As shown below, all of the markets which were affected by the SARS recorded year-on-year turnover decline in the first six months of the year; while markets which were not affected by the outbreak recorded strong growth during the same period.

(以港幣百萬元為單位)	*(In HK$ millions)*	截至六月三十日止六個月 Six months ended June 30 2003	2002	百分比轉變 Percentage change
中國大陸	Mainland China	**363**	408	**-11.0**
香港	Hong Kong	**316**	390	**-19.0**
台灣	Taiwan	**281**	359	**-21.7**
新加坡	Singapore	**155**	177	**-12.4**
其他市場	Other Markets	**192**	146	**31.5**

中國大陸之營業額比對去年同期下跌百分之十一至港幣三億六千三百萬元（二零零二年：港幣四億零八百萬元）。於期間內，本集團淨增加五間*Giordano*主系列及八間*Bluestar Exchange*門市，而*Bluestar Exchange*之表現亦符合管理層的預期。

Turnover in Mainland China dropped 11.0 percent year-on-year to HK$363 million (2002: HK$408 million). During the period, a net of five *Giordano* core line and eight *Bluestar Exchange* outlets were added. Performance of *Bluestar Exchange* has been in line with Management's expectation.

香港之零售銷售額比對去年同期減少百分之十九至港幣三億一千六百萬元(二零零二年:港幣三億九千萬元)。除了受到「和暖冬季氣候」的影響外,當世界衛生組織(以下簡稱「世衛」)對香港發出旅遊警告後,令疲弱的零售業務在四月份更趨嚴峻,因此本集團在第二季損失差不多所有源自旅客的生意。而本集團的七十四間門市中,其中十三間門市(包括本集團的兩間旗艦店在內)均位於旅遊區內。

Retail sales in Hong Kong fell 19.0 percent year-on-year to HK$316 million (2002: HK$390 million). Apart from being affected by a "warm winter", weak retail sales intensified towards April when the World Health Organization (WHO) issued a travel advisory against Hong Kong. Consequently, we lost almost all of our tourist business in the second quarter. Out of our 74 outlets, about 13 of them are located in tourist areas, which included both of our flagship stores.

台灣的零售銷售額比對去年同期下跌百分之二十一點七至港幣二億八千一百萬元(二零零二年:港幣三億五千九百萬元)。在本年度首六個月內,本集團淨關閉一間*Giordano Ladies*及一間*Giordano Junior*門市,及淨增加一間*Bluestar Exchange*門市。

Taiwan's retail sales dropped 21.7 percent year-on-year to HK$281 million (2002: HK$359 million). During the first six months of the year, there was a net closure of one *Giordano Ladies* and one *Giordano Junior* outlets; and a net opening of one *Bluestar Exchange* outlet.

新加坡之零售銷售額由二零零二年上半年之港幣一億七千七百萬元跌至港幣一億五千五百萬元,比對去年同期減少百分之十二點四。自推出「新加坡大熱賣」,以及世衛將新加坡從非典型肺炎疫區名單中剔除後,銷售情況在五月份最後一個星期開始復蘇。為配合定期店鋪組合調整計劃,店鋪總數由二零零二年十二月三十一日之四十九間減少至四十五間。

Retail sales in Singapore fell from HK$177 million in the first half of 2002 to HK$155 million, represented a year-on-year decline of 12.4 percent. Sales started to pick up in the last week of May following the launch of Great Singapore Sales coupled with WHO's removal of Singapore from the SARS affected areas' list. As part of the regular shop portfolio modification program, total number of shops reduced from 49 by the end of December 31, 2002 to 45.

在二零零三年上半年「其他市場」的表現持續強勁。總括而言,銷售總額達港幣一億九千二百萬元,相比去年同期則錄得港幣一億四千六百萬元。雖然德國之*Bluestar Exchange*於二零零二年九月終止營業,並未為本集團帶來貢獻,然而源自澳洲、泰國及印尼之銷售增長強勁,足可抵銷德國所引致之銷售損失,而其貢獻比對去年同期銷售增長百分之三十一點五。在澳洲方面,本集團的產品逐漸受到當地的消費者接納,銷售額亦取得雙位數字增長。為改善日本之銷售效率,在日本的環球片場之店鋪已由六千呎的鋪位遷移至一千五百呎的鋪位。

Strong performance in the "other markets" sustained into the first half of 2003. In aggregate, sales totaled HK$192 million, compared with HK$146 million registered in the previous period. Despite the absence of contribution from *Bluestar Exchange* Germany due to its termination in September 2002, strong sales growth in Australia, Thailand and Indonesia had more than offset the sales lost, which contributed largely to the overall 31.5 percent year-on-year sales growth. In Australia, our products are gradually gaining better acceptance by the local shoppers, and sales are improving by double-digit. In order to improve sales efficiency in Japan, the shop at Universal Studio Japan was relocated from a 6,000 square feet store to a 1,500 square feet one.

爆發非典型肺炎期間，顧客流量大幅銳減，故本集團主要市場全線業務增長放緩。*Giordano*主系列及*Giordano Junior*之零售及批發營業額達港幣十二億九千萬元，較去年同期之港幣十四億七千萬元減少百分之十二點二。*Giordano Ladies*之營業額下跌百分之二十一點四至港幣五千五百萬元（二零零二年：港幣七千萬元），主要由於香港及中國大陸銷售情況疲弱所造成。而*Bluestar Exchange*之營業額亦減少百分之十至港幣一億零八百萬元（二零零二年：港幣一億二千萬元）。管理層將繼續在中國大陸拓展*Bluestar Exchange*之業務，並將於年底前新增二十多間門市。

Business of all the Lines had been slow in our key markets due to dramatic decline in customer traffic during the SARS outbreak. Retail and wholesale turnover of *Giordano* core line and *Giordano Junior* amounted to HK$1.29 billion, a 12.2 percent decrease from last year's HK$1.47 billion. Turnover of *Giordano Ladies* decreased 21.4 percent to HK$55 million (2002: HK$70 million), which was mainly attributable to weak sales in Hong Kong and Mainland China. *Bluestar Exchange's* turnover declined 10.0 percent to HK$108 million (2002: HK$120 million). Management will continue to expand *Bluestar Exchange* in Mainland China, with about 20 more outlets to be added by the end of the year.

製衣部門之營業額（包括分部間之銷售）下跌百分之二十三點二至港幣三億零一百萬元（二零零二年：港幣三億九千二百萬元）。本集團對外來客戶之總銷售額較去年同期減少百分之二十七點九（二零零三年：港幣七千五百萬元；二零零二年：港幣一億零四百萬元），主要由於銷售予日本客戶之銷售額減少。製衣部門於本集團之經營溢利為港幣二千六百萬元（二零零二年：港幣三千九百萬元），佔本集團之綜合經營溢利百分之二十八點三（二零零二年：百分之十八點三）。

Turnover of the Manufacturing Division, including intra-group sales, fell 23.2 percent to HK$301 million (2002: HK$392 million). Total sales to outsiders (2003: HK$75 million; 2002: HK$104 million) were 27.9 percent lower than the year before, primarily resulted from decrease in sales to third party customers in Japan. The Manufacturing Division contributed HK$26 million (2002: HK$39 million) to the Group's operating profit, representing 28.3 percent (2002: 18.3 percent) of the Group's consolidated operating profit.

毛利

由於銷售額下降及毛利率收窄，本年度首六個月之毛利減少百分之十四點八至港幣七億一千萬元（二零零二年：港幣八億三千三百萬元）。本集團所處之主要市場，在非典型肺炎疫情影響之月份市況蕭條，令顧客消費意欲及購買力銳減，對貨品價格變得更為重視。故本集團全線作出較往常更多的減價優惠，及送出更多贈品。此舉導致毛利率減少零點八個百分點，由二零零二年上半年之百分之四十七點三減少至二零零三年之百分之四十六點五。

Margins

On the back of sales decline and gross margin contraction, gross profits for the first six months of the year fell 14.8 percent to HK$710 million (2002: HK$833 million). Consumer sentiment and purchasing power were dampened because of the SARS epidemic, as majority of business activities almost came to a stand still in our key markets in the months of concern. Consumers became extremely price conscious; hence, our Lines had been offering more price promotions and giving out more premiums than we normally do. This resulted in a gross margin compression of 0.8 percentage points, with gross margin decreased from 47.3 percent in the first half of 2002 to 46.5 percent in 2003.

在各個系列當中，以*Giordano*主系列的毛利率抗跌力較強。當本集團洞悉顧客流量逐漸回升時，迅速在市場內推出高毛利新貨品，成功地減輕毛利下跌情況。同期*Bluestar Exchange*的毛利率錄得最大跌幅。面對激烈的價格競爭，為吸引精打細算的顧客，*Bluestar Exchange*採取不斷向顧客推出更多優惠。*Giordano Ladies*亦在首半年進行多次清貨減價活動，而毛利率亦因此下降。

Among all of our Lines, *Giordano* core line's gross margin was the most resilient. We managed to mitigate margin decline as much as possible by rolling out new and high-margin products as soon as we saw traffic flow was recovering. During the same period, *Bluestar Exchange* experienced the most gross margin decline. Faced with severe price competition, in order to attract the price conscious customers, *Bluestar Exchange* resorted to offering more frequent promotions. *Giordano Ladies* also saw gross margin decline due to a number of clearance activities in the first half of the year.

製衣部門之毛利率改善一點五個百分點，可取得較高之毛利率乃透過減低物料成本，以及積極將布料及配襯品之採購地由香港轉移至中國大陸所致。

Gross margin of the Manufacturing Division improved 1.5 percentage points. Higher gross margin was achieved through lower raw material costs, and continued efforts in transferring fabric and accessories sourcing from Hong Kong to Mainland China.

經營開支

Operating Expenses

因各市場之共同努力，經營開支降低至港幣六億五千八百萬元（二零零二年：港幣六億六千七百萬元），比對去年同期減少百分之一點三。但由於時差關係，部分於上半年推行之減低固定成本及已承諾開支的措施，將於下半年反映。而分銷費用比對去年同期減少百分之零點七，主要由於店舖員工成本及店舖開支之減少；然而舖租支出則增加百分之四點八，因為「其他市場」及*Bluestar Exchange*開設新門市所引致。

Owing to the concerted efforts of all markets, operating expenses fell to HK$658 million (2002: HK$667 million), down 1.3 percent year-on-year. Due to the time lag in lowering our fixed costs and committed expenses, part of the cost savings initiated in the first half will be realized in the second half of the year. Distribution expenses edged down by 0.7 percent over the previous period due to lower shop staff cost and shop overhead; despite occupancy charges increased by 4.8 percent, as a result of new outlet openings in the "other markets" and under the *Bluestar Exchange* line.

經營溢利及未計利息、稅項、折舊及攤銷費用之盈利（EBITDA）

Operating Profit and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

經營溢利減少百分之五十六點八至港幣九千二百萬元（二零零二年：港幣二億一千三百萬元）。由於較高之經營成本比例，經營溢利率由二零零二年上半年之百分之十二點一減少至本年同期之百分之六。因此，EBITDA之利潤率由去年同期之百分之十七點八減退至本年同期之百分之十點七。

Operating profit dropped 56.8 percent to HK$92 million (2002: HK$213 million). Due to high operating leverage, operating margin reduced to 6.0 percent from 12.1 percent in the first half of 2002. Correspondingly, EBITDA margin retreated to 10.7 percent, from 17.8 percent, during the same period.

股東應佔溢利

Profit Attributable to Shareholders

股東應佔溢利為港幣六千三百萬元（二零零二年：港幣一億八千五百萬元），較去年同期下跌百分之六十五點九。本集團可佔聯營公司之溢利比對去年同期下跌百分之五十五點八，主要是由於源自韓國之貢獻較少。此外，中東之業務亦因美伊戰事受阻。自二零零二年下半年，韓國之零售銷售業務疲弱，雖然成衣銷售之市況不境，*Giordano*仍然為韓國休閒服銷售市場當中之著名品牌之一。面對顧客需求減弱，競爭加劇，以及存貨量較往常為高，經營溢利較二零零二年上半年所錄得為低。同期內，*Giordano Junior*在韓國的成績不俗，此等佳績有助彌補*Giordano*主系列下跌的銷售額。

Profit attributable to shareholders amounted to HK$63 million (2002: HK$185 million), represented a 65.9 percent decline over the previous year. Share of profits of associated companies fell 55.8 percent year-on-year, mainly accounted by smaller contribution from Korea. In addition, business in the Middle East was also interrupted by the US-Iraq war. Retail sales have been sluggish in Korea since the second half of 2002. Amid depressed apparel sales, *Giordano* is still one of the leading brands in terms of causal wear sales in Korea. Faced with soft customer demand, intensified competition, and higher-than-usual inventory level, operating profit was lower than that registered in the first half of 2002. During the same period, *Giordano Junior* continued to do well in Korea; which helped to rescue much of the sales decline in the *Giordano* core line.

此外，出現較低之溢利亦由於較高之實際所得稅率，此稅率由二零零二年上半年之百分之十七點八上升至二零零三年之百分之二十六點六。出現較高稅率之部分原因是由於較高利得稅率的地區對本集團溢利貢獻增加所致。

Besides, lower profit was also attributable to a higher effective income tax rate. It went up from 17.8 percent in the first half of 2002 to 26.6 percent in 2003. Higher tax rate is partly due to larger profit contribution from regions with higher corporate tax rates.

現金流量

經營業務之現金流入淨額為港幣一億四千八百萬元（二零零二年：港幣一億九千九百萬元），減少港幣五千一百萬元，主要是由於經營溢利減少港幣一億二千一百萬元。但存貨於同期亦減少港幣八千七百萬元，可抵銷經營溢利減少之部分影響。

投資業務之現金流出淨額為港幣八百萬元（二零零二年：港幣一千九百萬元），較去年同期減少港幣一千一百萬元。較少現金流出主要是由於購入固定資產減少港幣一千二百萬元，而此乃本期間內對比二零零二年同期較少新增店鋪所致。

融資業務之現金流出淨額由二零零二年上半年之港幣一億七千七百萬元增加至港幣二億二千萬元，淨增加港幣四千三百萬元。在本年度上半年，本集團向股東派付股息為港幣二億零九百萬元，而二零零二年則只支付股息為港幣一億三千七百萬元，淨增加港幣七千二百萬元。其餘之差額乃由於在二零零三年上半年並無償還銀行貸款（二零零二年：港幣三千三百萬元）。

Cash Flows

Net cash inflow from operating activities totaled HK$148 million (2002: HK$199 million). The HK$51 million decrease could be mainly explained by the HK$121 million decline in operating profit. In the meantime, the decline was partly offset by cash freed up from the HK$87 million decrease in inventory.

Net cash outflow for investing activities was HK$8 million (2002: HK$19 million), HK$11 million lower than that in the previous period. The smaller cash outflow was primarily attributable to a HK$12 million decrease in purchase of fixed assets due to fewer store openings as compared to the corresponding period in 2002.

Net cash outflow for financing activities increased to HK$220 million, from HK$177 million in the first half of 2002, represented a net increase of HK$43 million. In the first half of the year, HK$209 million of dividends were paid to shareholders, contrasted to HK$137 million paid in 2002, a net increase of HK$72 million. The balance of the difference was owed to the absence of repayment of bank loans (2002: HK$33 million) in the first half of 2003.

財務狀況

流動現金及資金來源

於二零零三年六月三十日，現金及銀行結餘為港幣五億九千六百萬元（二零零二年十二月三十一日：港幣六億六千七百萬元），而總負債為港幣四億九千一百萬元（二零零二年十二月三十一日：港幣五億六千四百萬元）。於呈報期間末，以股東權益港幣十六億五千萬元（二零零二年十二月三十一日：港幣十七億九千萬元）而計算之本集團資本負債率為百分之二十九點七（二零零二年十二月三十一日：百分之三十一點四）。

於二零零三年六月三十日，本集團之貿易融資及循環貸款額為港幣七億零四百萬元（二零零二年十二月三十一日：港幣七億零四百萬元），其中港幣五千六百萬元循環貸款已提取而尚未償還。本集團亦有銀行擔保及保證票據之或然負債為港幣四千六百萬元（二零零二年十二月三十一日：港幣四千七百萬元），所有該等款項乃於日常業務運作中產生。

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2003, cash and bank balances amounted to HK$596 million (December 31, 2002: HK$667 million), and total liabilities were HK$491 million (December 31, 2002: HK$564 million). At the end of the reporting period, the Group's gearing was 29.7 percent (December 31, 2002: 31.4 percent), based on shareholders' equity of HK$1.65 billion (December 31, 2002: HK$1.79 billion).

As at June 30, 2003, the Group had trade finance and revolving loan facilities amounting to HK$704 million (December 31, 2002: HK$704 million), of which HK$56 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities on bank guarantees and guarantee notes issued of HK$46 million (December 31, 2002: HK$47 million), which had all been incurred in the normal course of business.

人力資源

於二零零三年六月三十日，本集團約有六千九百名僱員(二零零二年十二月三十一日：八千名僱員)。本集團除了向僱員提供優厚薪酬福利組合外，亦會按本集團業績及個別僱員表現，向合資格僱員授予酌情花紅及購股權。

於截至二零零三年六月三十日止六個月內，本集團根據購股權計劃向合資格僱員授出購股權以認購一千二百五十二萬股股份，而於本期間內，因行使先前授出之購股權而發行三十八萬四千股股份。

展望

鑑於目前宏觀經濟情況極為艱鉅，加上受到突如其來的非典型肺炎打擊，而且集中於本集團的主要市場，致使本集團面對歷來最具挑戰的營商環境。雖然現時非典型肺炎的疫情已過，管理層仍然不斷努力，竭力彌補在上半年所損失的銷售額。

為達致上述目標，管理層將集中推行下列各方面：

1. 繼續在中國大陸拓展*Bluestar Exchange*，此系列將於本年度下半年開始發展專營店；

2. 繼續拓展本集團的分銷渠道，例如在香港的地鐵站內新增門市；而在中國大陸方面，透過在藥房及大型超市出售包裝內衣；

3. 透過推出更佳之產品，集中於高增值及與別不同的產品，以突顯*Giordano*傲視同儕；

4. 繼續改善本集團之存貨供應系統 —「即時供貨」及「迅速供貨應變系統」，以維持本集團穩健的存貨周轉。管理層相信，健康的存貨量有助本集團在變化不定的營商環境中取得更好的成績；

HUMAN RESOURCES

As of June 30, 2003, the Group had approximately 6,900 employees (December 31, 2002: 8,000 employees). Besides offering competitive remuneration packages to the employees, discretionary bonuses and share options may also be granted to the eligible employees based on the Group's and the individual's performance.

During the six months ended June 30, 2003, the Group granted to eligible employees under the share option scheme options to subscribe for 12,520,000 shares. In the same period, 384,000 shares were issued upon the exercise of options previously granted.

OUTLOOK

Amid the already difficult macro environment, the unexpected SARS epidemic, which concentrated in our key markets, made the business environment one of the most challenging in the Group's history. With the SARS outbreak behind our backs now, Management will be working extremely hard in order to recoup as much lost sales in the first half as possible.

In order to achieve the above-mentioned goal, Management will focus on the following:

1. To carry on the development of *Bluestar Exchange* in Mainland China; whereby, will start franchising the line in the second half of the year;

2. To continue to diversify our distribution channels. For instance, in Hong Kong, new outlets were opened in the MTR stations, while in Mainland China, packaged underwear is sold through drug stores and hypermarkets;

3. To distinguish *Giordano* from its peers through better product launches which focus on high value-added and meaningfully differentiated products;

4. To continue to refine our "just-in-time" and "quick response" stock replenishment systems, as means to sustain our healthy stock turnover. Management believes healthy inventory levels can enable the Group to excel better especially under a volatile business environment;

5. 不斷在所有經營業務的地區推出經改良的內部開發軟件，藉以提升銷售分析及存貨管理；及

6. 隨著中國政府與香港特別行政區政府簽訂「更緊密經貿關係安排」（以下簡稱「安排」），預期有關「旅遊合作條款」勢將增加國內來港的旅客，本集團為預期增加的業務作好準備。同時，安排會放寬一些條例，致使本集團日後於中國大陸開設店舖時更有彈性。

5. To keep on rolling out the upgraded proprietary software in all regions in order to enhance sales analysis and inventory management; and

6. To be better prepared for the incremental businesses from the anticipated surge in Mainland Chinese tourists visiting Hong Kong, facilitated by the "Cooperation on Tourism Article" under the Closer Economic Partnership Arrangement (CEPA) signed between the governments of Mainland China and the Hong Kong Special Administrative Region. In the meantime, with the more relaxed regulations brought about by the CEPA, it will give us more flexibility for future store expansion in Mainland China.

其他資料

股息

董事會宣布向於二零零三年九月三日辦公時間結束時，名列本公司股東名冊之股東派發截至二零零三年十二月三十一日止年度之中期股息每股港幣一點五仙(二零零二年：港幣四點五仙)及特別中期股息每股港幣三仙(二零零二年：無)。有關之股息單將於二零零三年九月十日寄予股東。

暫停辦理股份過戶登記

本公司將由二零零三年九月一日至二零零三年九月三日(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲派中期及特別中期股息，所有過戶文件連同有關股票最遲須於二零零三年八月二十九日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，辦理登記手續。

董事權益

於二零零三年六月三十日，根據證券及期貨條例(「該條例」)第XV部第七及第八分部已知會本公司，並已依據該條例第三百五十二條列入記錄於本公司存置之登記冊內；或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)內之上市公司董事進行證券交易的標準守則已知會本公司，有關本公司董事及行政總裁擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉(包括根據該條例之該等條文任何該等董事及行政總裁擁有或被視作擁有之權益或淡倉)如下：

OTHER INFORMATION

Dividends

The directors have declared an interim dividend of 1.5 HK cents (2002: 4.5 HK cents) per share and a special interim dividend of 3.0 HK cents per share (2002: Nil) for the year ending December 31, 2003 payable to shareholders on the Register of Members of the Company at the close of business on September 3, 2003. The relevant dividend warrants will be despatched to shareholders on September 10, 2003.

Closure of Register of Members

The Register of Members of the Company will be closed from September 1, 2003 to September 3, 2003, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim and special interim dividends, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on August 29, 2003.

Interests of Directors

As at June 30, 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and have been recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which have been notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") ("Listing Rules"), were as follows:

本公司股份 Shares in the Company

董事姓名 Name of director	權益性質 Nature of interest	股份實益權益 (附註) Beneficial interest in shares (Note)	非上市之相關股份實益權益 (附註) Beneficial interest in unlisted underlying shares (Note)	總權益百分率概約 Approximate aggregate percentage of interests
劉國權 Lau Kwok Kuen, Peter	個人 Personal	12,708,000	25,000,000	2.62%
馮永昌 Fung Wing Cheong, Charles	個人 Personal	800,000	5,900,000	0.47%
馬灼安 Mah Chuck On, Bernard	個人 Personal	479,086	6,840,000	0.51%

附註：

擁有之股份及股本衍生工具之相關股份權益均為好倉。

Note:

Interests in the shares and underlying shares of equity derivatives are long position.

有關董事及行政總裁擁有本公司股本衍生工具之相關股份之購股權(按二零零二年一月二十四日採納之購股權計劃而授出)權益詳情，載列於以下「購股權」部分。

Details of the interests of directors and chief executive of the Company in the underlying shares of equity derivatives in respect of options granted to them pursuant to the share option scheme adopted by the Company on January 24, 2002 are stated in the "Share Options" section below.

除上述披露外，於二零零三年六月三十日，根據該條例第三百五十二條已列入記錄於本公司存置之登記冊；或根據上述上市規則的標準守則已知會本公司，本公司各董事及行政總裁概無擁有或被視作擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉。此外，除於以下「購股權」部分披露外，本公司或其任何附屬公司於截至二零零三年六月三十日止六個月內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

Save as disclosed above, as at June 30, 2003, none of the directors and chief executive of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which has been recorded in the register maintained by the Company pursuant to section 352 of the SFO or which has been notified to the Company pursuant to the above mentioned Model Code of the Listing Rules. Furthermore, save as disclosed in the "Share Options" section below, at no time during the six months ended June 30, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

大股東權益

於二零零三年六月三十日，下列人士(除本公司董事及行政總裁外)已根據該條例第XV部第二及第三分部向本公司披露，並已根據該條例第三百三十六條列入記錄於本公司存置之登記冊，擁有本公司之股份或相關股份之權益或淡倉：

Interests of Substantial Shareholders

As at June 30, 2003, the interests or short positions of the following persons, other than directors and chief executive of the Company, in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of SFO:

名稱 Name	附註 Notes	好倉股份及相關股份總數 Aggregate long position in shares and underlying shares	總權益百分率概約 Approximate aggregate percentage of interests
Aberdeen Asset Management Asia Ltd.	1	173,784,800	12.06%
Harris Associates L.P.	2	146,296,700	10.15%
State Street Corporation	3	133,648,209	9.28%
J.P. Morgan Chase & Co.	4	96,111,454	6.67%

附註:

1. Aberdeen Asset Management Asia Ltd. 持有的一億七千三百七十八萬四千八百股之身分為投資經理。

   在一億七千三百七十八萬四千八百股股份中，包括一百八十三萬四千股為以實物交收之上市股本衍生工具。

2. Harris Associates L.P.持有的一億四千六百二十九萬六千七百股之身分為投資經理。

3. State Street Bank & Trust Company持有一億三千三百六十四萬八千二百零九股，而該公司乃State Street Corporation之全資附屬公司。根據該條例，State Street Corporation被視作擁有一億三千三百六十四萬八千二百零九股股份之權益。

   State Street Corporation持有一億三千三百六十四萬八千二百零九股之身分為控制法團的權益。

Notes:

1. The capacity of Aberdeen Asset Management Asia Ltd. in holding the 173,784,800 shares was as Investment Manager.

   The 173,784,800 shares included listed physically settled equity derivatives of 1,834,000 shares.

2. The capacity of Harris Associates L.P. in holding the 146,296,700 shares was as Investment Manager.

3. The 133,648,209 shares were held by State Street Bank & Trust Company, which was a wholly-owned subsidiary of State Street Corporation. By virtue of the SFO, State Street Corporation was deemed to be interested in the 133,648,209 shares.

   The capacity of State Street Corporation in holding the 133,648,209 shares was as Controlled Corporation.

4. 由J.P. Morgan Chase & Co.所持有之九千六百一十一萬一千四百五十四股股份詳列如下：

4. Details of the breakdown of the 96,111,454 shares held by J.P. Morgan Chase & Co. were as follows:

名稱 Name	好倉股份總數 Aggregate long position in shares	權益百分率概約 Approximate percentage of interest
J.P. Morgan Chase & Co.	96,111,454	6.671%
J.P. Morgan Fleming Asset Management Holdings Inc.	72,822,000	5.055%
J.P. Morgan Fleming Asset Management (Asia) Inc.	72,822,000	5.055%
JF Asset Management Limited	72,822,000	5.055%
JPMorgan Chase Bank	17,993,333	1.249%
J.P. Morgan International Inc.	6,080,000	0.422%
J.P. Morgan International Finance Limited	6,080,000	0.422%
J.P. Morgan Holdings (UK) Limited	6,000,000	0.416%
J.P. Morgan Securities Ltd.	6,000,000	0.416%
J.P. Morgan Overseas Capital Corporation	80,000	0.006%
J.P. Morgan Whitefriars Inc.	80,000	0.006%
J.P. Morgan Investment Management Inc.	5,282,121	0.367%
J.P. Morgan Fleming Investment GmbH	14,000	0.001%

附註:

(i) J.P. Morgan Fleming Asset Management Holdings Inc.、JPMorgan Chase Bank、J.P. Morgan Investment Management Inc. 及 J.P. Morgan Fleming Investment GmbH 之全部已發行股本由 J.P. Morgan Chase & Co. 擁有。根據該條例，J.P. Morgan Chase & Co.被視作擁有九千六百一十一萬一千四百五十四股股份之權益。

J.P. Morgan Chase & Co.持有的九千六百一十一萬一千四百五十四股股份權益之身分包括六百零八萬股為實益擁有人，七千八百六十一萬四千股為投資經理及一千一百四十一萬七千四百五十四股為其他情況。

此外，亦持有一千一百四十一萬七千四百五十四股為可供借出的股份。

Notes:

(i) The entire issued share capital of each of J.P. Morgan Fleming Asset Management Holdings Inc., JPMorgan Chase Bank, J.P. Morgan Investment Management Inc. and J.P. Morgan Fleming Investment GmbH was owned by J.P. Morgan Chase & Co. which, by virtue of the SFO, was deemed to be interested in the 96,111,454 shares held by these subsidiaries.

The capacity of J.P. Morgan Chase & Co. in holding the 96,111,454 shares was, as to 6,080,000 shares, as Beneficial Owner, as to 78,614,000 shares, as Investment Manager and, as to 11,417,454 shares, as Other.

In addition, there was a Lending Pool of 11,417,454 shares.

(ii) 七千二百八十二萬二千股為JF Asset Management Limited所擁有。J.P. Morgan Fleming Asset Management (Asia) Inc.持有JF Asset Management Limited 百分之九十九點九九的股權，而J.P. Morgan Fleming Asset Management (Asia) Inc.則為 J.P. Morgan Fleming Asset Management Holdings Inc.之全資擁有。

(iii) 在JPMorgan Chase Bank所擁有的一千七百九十九萬三千三百三十三股股份，其中一千一百九十一萬三千三百三十三股為直接持有。根據該條例，JPMorgan Chase Bank 及其全資附屬公司J.P. Morgan International Inc.被視作擁有六百零八萬股之權益。J.P. Morgan International Inc.擁有J.P. Morgan International Finance Limited之全部已發行股本。

(iv) 六百萬股為J.P. Morgan Securities Ltd.持有。J.P. Morgan Holdings (UK) Limited擁有J.P. Morgan Securities Ltd.百分之九十的股權，彼則為J.P. Morgan International Finance Limited全資擁有。透過J.P. Morgan Overseas Capital Corporation之全資附屬公司J.P. Morgan Whitefriars Inc.，J.P. Morgan Overseas Capital Corporation及其全資控股公司J.P. Morgan International Finance Limited亦間接持有八萬股。

(ii) 72,822,000 shares were held by JF Asset Management Limited, which was 99.99% owned by J.P. Morgan Fleming Asset Management (Asia) Inc. which was, in turn, wholly-owned by J.P. Morgan Fleming Asset Management Holdings Inc.

(iii) The 17,993,333 shares held by JPMorgan Chase Bank included 11,913,333 shares held directly; by virtue of the SFO, JPMorgan Chase Bank was deemed to be interested in the 6,080,000 shares held by J.P. Morgan International Inc., which in turn owned the entire issued share capital of J.P. Morgan International Finance Limited.

(iv) 6,000,000 shares were held by J.P. Morgan Securities Ltd., which was 90% owned by J.P. Morgan Holdings (UK) Limited which was, in turn, wholly-owned by J.P. Morgan International Finance Limited, which also indirectly held 80,000 shares through J.P. Morgan Whitefriars Inc. the entire share capital in which was held by J.P. Morgan Overseas Capital Corporation, a wholly-owned subsidiary of J.P. Morgan International Finance Limited.

購股權

根據二零零二年一月二十四日採納之購股權計劃，本公司於截至二零零三年六月三十日止六個月內授出可認購本公司股份之購股權予本公司若干僱員。於本期間內，授出購股權之詳細情況及尚未行使購股權變動摘要載列如下。

Share Options

Pursuant to the Share Option Scheme adopted on January 24, 2002, the Company has granted certain employees of the Company options to subscribe for shares of the Company during the six months ended June 30, 2003. Details of the grant of share options and a summary of the movements of the outstanding share options during the period are set out below.

	購股權數目 Number of share options							
合資格人士 Eligible person	於二零零三年一月一日之結餘 Balance as at 01/01/2003	於期內授出 Granted during the period	於期內行使 Exercised during the period	於期內註銷/失效 Cancelled/ Lapsed during the period	於二零零三年六月三十日之結餘 Balance as at 06/30/2003	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
劉國權	15,000,000	-	-	-	15,000,000	2.600	08/24/1995	02/24/1996 - 05/28/2005
Lau Kwok Kuen, Peter	10,000,000	-	-	-	10,000,000	2.830	05/07/1996	05/07/1999 - 05/28/2005
董事 Director	25,000,000	-	-	-	25,000,000			
馮永昌	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Fung Wing Cheong, Charles	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
Director	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	5,900,000	-	-	-	5,900,000			
馬灼安	468,000	-	-	-	468,000	0.878	12/05/1997	12/05/1999 - 05/28/2005
Mah Chuck On, Bernard	472,000	-	-	-	472,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Director	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	1,666,000	-	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	1,668,000	-	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	6,840,000	-	-	-	6,840,000			

	購股權數目 Number of share options							
合資格人士 Eligible person	於二零零三年一月一日之結餘 Balance as at 01/01/2003	於期內授出 Granted during the period	於期內行使 Exercised during the period	於期內註銷/失效 Cancelled/ Lapsed during the period	於二零零三年六月三十日之結餘 Balance as at 06/30/2003	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
連續合約僱員 Continuous contract employees	1,112,000	-	100,000	52,000	960,000	2.150	05/30/1995	05/30/1998 - 05/28/2005
	1,800,000	-	-	-	1,800,000	3.190	03/04/1996	09/04/1996 - 05/28/2005
	184,000	-	-	-	184,000	0.878	12/05/1997	12/05/1999 - 05/28/2005
	2,440,000	-	284,000	-	2,156,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2001 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2002 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2000 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2001 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2002 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2003 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2004 - 05/28/2005
	400,000	-	-	100,000	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
	300,000	-	-	100,000	200,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	100,000	200,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	4,100,000	-	-	280,000	3,820,000	3.728	02/07/2001	02/07/2004 - 05/28/2005
	200,000	-	-	-	200,000	3.384	04/26/2001	04/26/2004 - 05/28/2005
	5,474,000	-	-	390,000	5,084,000	3.108	08/31/2001	08/31/2003 - 05/28/2005
	4,914,000	-	-	338,000	4,576,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	4,914,000	-	-	338,000	4,576,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	5,392,000	-	-	348,000	5,044,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	-	1,065,000	-	-	1,065,000	2.795	02/05/2003	02/05/2004 - 02/04/2013
	-	1,065,000	-	-	1,065,000	2.795	02/05/2003	02/05/2005 - 02/04/2013
	-	1,070,000	-	-	1,070,000	2.795	02/05/2003	02/05/2006 - 02/04/2013
	-	10,000	-	-	10,000	2.740	02/07/2003	02/07/2004 - 02/06/2013
	-	10,000	-	-	10,000	2.740	02/07/2003	02/07/2005 - 02/06/2013
	-	10,000	-	-	10,000	2.740	02/07/2003	02/07/2006 - 02/06/2013
	-	66,000	-	-	66,000	2.625	03/31/2003	03/31/2004 - 03/30/2013
	-	66,000	-	-	66,000	2.625	03/31/2003	03/31/2005 - 03/30/2013
	-	68,000	-	-	68,000	2.625	03/31/2003	03/31/2006 - 03/30/2013
	-	200,000	-	-	200,000	2.200	05/02/2003	05/02/2004 - 05/01/2013
	-	200,000	-	-	200,000	2.200	05/02/2003	05/02/2005 - 05/01/2013
	-	200,000	-	-	200,000	2.200	05/02/2003	05/02/2006 - 05/01/2013
	-	2,644,000	-	-	2,644,000	2.650	06/10/2003	06/10/2004 - 06/09/2013
	-	2,622,000	-	-	2,622,000	2.650	06/10/2003	06/10/2005 - 06/09/2013
	-	3,224,000	-	-	3,224,000	2.650	06/10/2003	06/10/2006 - 06/09/2013
	33,330,000	12,520,000	384,000	2,046,000	43,420,000			

附註:

1. 購股權授出日前一天之股份收市價如下：

購股權授出日	授出購股權前一天之股份收市價
二零零三年二月五日	港幣二元六角七仙五
二零零三年二月七日	港幣二元六角七仙五
二零零三年三月三十一日	港幣二元五角五仙
二零零三年五月二日	港幣二元一角
二零零三年六月十日	港幣二元六角

2. 有關連續合約僱員已行使之購股權於緊接行使日前之加權平均股份收市價為港幣二元九角三仙八。

Notes:

1. The closing prices of the shares immediately before the dates on which the options were granted were as follows:

Date of grant	Closing price immediately before the date of grant
February 5, 2003	HK$2.675
February 7, 2003	HK$2.675
March 31, 2003	HK$2.550
May 2, 2003	HK$2.100
June 10, 2003	HK$2.600

2. The weighted average closing price of the share immediately before the dates on which the options were exercised by the Continuous Contract Employees was HK$2.938.

購股權價值

購股權授予時，在財務報表上並不會確認，但只會於行使時才確認。於截至二零零三年六月三十日止六個月內購股權授予之每股合理價值為港幣五角五仙。該合理價值乃採用柏力克•舒爾斯期權定價模式，並於授出日採用以下之假設數據計算：

無風險利率	：	百分之三點七至四點五(於授出日之十年期外匯基金債券的大約孳息)
預期股息	：	歷史股息平均每股為港幣一角六仙
預期波幅	：	歷史波幅為百分之四十五至四十九
預期有效期	：	十年

柏力克•舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之合理價值。而且，該期權定價模式亦須視乎若干高度主觀假設數據，包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之合理價值造成重大影響。

Valuation of Share Options

The share options granted are not recognized in the financial statements until they are exercised. The fair value per share option granted during the six months ended June 30, 2003 is HK$0.55. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	:	3.7 – 4.5 percent, being the approximate yield of 10-year Exchange Fund Note on the grant date
Expected dividend	:	average historical dividends of 16 HK cents per share
Expected volatility	:	45 – 49 percent based on historical volatility
Expected life	:	10 years

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.

公司管治

本公司並無董事知悉任何資料足以有理由地顯示本公司於截至二零零三年六月三十日止六個月內，未有遵守上市規則附錄十四所載之最佳應用守則(除指引七 ： 本公司之非執行董事乃根據本公司細則獲委任至輪值告退為止；及指引十一：根據本公司政策，董事酬金是由本公司董事會委任之補償委員會處理)。補償委員會由一位執行董事、兩位獨立非執行董事及一位獨立董事會顧問組成。

Corporate Governance

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by the Compensation Committee appointed by the board of directors of the Company, which comprises an executive director, two independent non-executive directors and an independent board advisor.

審核委員會

就編製截至二零零三年六月三十日止六個月未經審核之簡明財務報表，審核委員會與董事已審核本集團所採納之會計政策及慣例，以及討論內部控制及財務申報等事宜。

Audit Committee

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2003.

購買、出售或贖回本公司之上市證券

於截至二零零三年六月三十日止六個月內，本公司概無贖回其股份。本公司及各附屬公司於同期內亦無購買或出售任何本公司之股份。

Purchase, Sale or Redemption of the Company's Listed Securities

The Company has not redeemed any of its shares during the six months ended June 30, 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

承董事會命
劉國權
主席

香港，二零零三年八月七日

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 7, 2003

GIORDANO
www.giordano.com.hk
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong